Exhibit 99.1

RRsat to Distribute MiCasa Network to
North America, Mexico and Central America

Solution Will Enable MiCasa Network to Reach More Than 50 Million Households
in the U.S., Canada, Mexico and Central America

Airport City Business Park, Israel – June 10, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industry, announced today that it will distribute the MiCasa Network, a new provider of bilingual and bicultural entertainment and music programming for Hispanic and Latino communities in the U.S., to thousands of cable head-ends across the US, Canada, Mexico and Central America. According to the long-term agreement signed today with the MCB Network Corp, which broadcasts the MiCasa Network, RRsat will begin distributing the channel on July 1, 2013.

The goal of the agreement is to enable viewers throughout the U.S., Canada, Mexico, and Central America to access MiCasa's programming. The RRsat broadcast solution for MiCasa Network utilizes a dedicated fiber that connects MCB Network’s Houston, Texas studio to RRsat facilities in Hawley, Pennsylvania. From the Hawley facility, the channel is uplinked to RRsat’s C-band platform on the Galaxy 23 satellite positioned over North America, enabling MiCasa to reach thousands of cable head-ends, which serve over 50 million households throughout North and Central America, Canada and Mexico.

Johnathan Gwyn, Chief Executive Officer of MCB Network Corp, said, “We are  committed to bringing the MiCasa Network to all corners of the globe and becoming the best Hispanic American network in the world. We are excited to be working with RRsat, which offers comprehensive distribution solutions that can help us achieve that goal.”

“Increasingly, networks are looking to target viewers around the world, rather than in specific countries, and RRsat is pleased that MCB Network chose to partner with us to achieve this important goal," said  Ohad Har-Lev, President RRsat America Global Communications Network Inc. "We are committed to helping MCB bring the MiCasa Network to millions of viewers in the United States, Central America and beyond using RRsat solutions. We look forward to working with MCB Network Corp to help them maximize the number of viewers they reach worldwide with high quality broadcasts.”

About MCB Network Corp
MCB Network Corp, broadcasting as MiCasa Network, will be a leading source for bilingual and bicultural entertainment and music for Hispanics and Latinos. The network will air national and international bilingual sitcoms, music, interview shows, standup comedy and cinematic features.  MCBN also produces original programming in its Houston, Texas studio. MiCasa Network offers family-friendly programming that touches the heart and soul of Hispanic Americans in urban and rural markets. With U.S. Hispanic buying power nearing $1.3 trillion, this market is the new entertainment frontier. It is MCBN’s goal to capitalize on this major opportunity and to serve and represent this significant and growing community. MCBN is currently negotiating agreements for distribution of the MiCasa Network by many cable and satellite operators in the United States and Mexico.

Visit the company's website http://www.mcbntv.com/

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Information in this press release concerning MCB Network Corp is based on information provided by MCB Network Corp and has not been independently verified by RRsat.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) our ability to consummate the transaction in a timely manner, or at all, (ii) our ability to successfully integrate the acquired assets, (iii) the growth of our business in the United States and elsewhere,(iv) the growth of our OU business, (v), our ability to build a stronger local presence in the North American region (vi) our expectation to expand our client base and sell additional services to our existing client base, and (vii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com